EXHIBIT 12.1

Ryder System, Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges
Continuing Operations
(Dollars in thousands)
						For the Three	For the Six
	Years Ended					Months Ended	Months Ended
	2010 (1)	2011 (1)	2012 (1)	2013 (1)	2014 (1)	March 31, 2015 (1)	June 30, 2015
EARNINGS:
Earnings before income taxes	$184,411	278,395	302,768	369,014	338,267	84,177	137,948
Fixed charges	177,904	177,981	183,902	181,460	187,291	47,029	96,893
Add: Amortization of capitalized interest	742	722	713	589	535	140	234
Less: Interest capitalized	195	17	—	—	—	—	—
Earnings available for fixed charges (A)	363,252	457,115	487,383	551,063	526,093	131,346	235,075

FIXED CHARGES:
Interest and other financial charges	$131,396	132,584	143,590	140,729	144,960	36,848	75,970
Portion of rents representing interest expense	46,508	45,397	40,312	40,731	42,331	10,181	20,923
Total fixed charges (B)	177,904	177,981	183,902	181,460	187,291	47,029	96,893

RATIO OF EARNINGS TO FIXED CHARGES (A) / (B)	2.04x	2.57x	2.65x	3.04x	2.81x	2.79x	2.43x

(1)
Amounts revised for prior period adjustments related to accounting for sale-leaseback transactions. See Note (A), "General" to our Form 10-Q for additional information on the revision to financial information previously reported for the years ended December 31, 2012, 2013 and 2014 and the three months ended March 31, 2015.